Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

March 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Stephen Krikorian, Accounting Branch Chief Edwin Kim, Staff Attorney Morgan Youngwood, Staff Accountant

Re:	DocuSign, Inc. Amendment No. 1 to Confidential Registration Statement on Form S-1 Submitted March 6, 2018 CIK No. 0001261333

Ladies and Gentlemen:

On behalf of DocuSign, Inc. (“DocuSign” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 22, 2018 (the “Comment Letter”), relating to the above referenced confidential Registration Statement on Form S-1 (the “Amended DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Amended DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 regarding how you determined your total addressable market (“TAM”) of $25 billion. Please revise to clarify how you calculated your TAM. Please also provide a more illustrative explanation as to how the average annual contract value (“ACV”) is used to calculate a TAM for your types of customers and how it is applied to each pool of customers. Further, on pages 5 and 82, you reference an ACV for enterprise customers that assumes a broader implementation of their respective organization. Please quantify how this

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broader implementation ACV differs from your actual ACV for enterprise customers as a whole. Finally, please clarify whether you use a broader implementation ACV to calculate TAM for your other categories of customers, such as commercial, both middle-market and small-to-medium- sized businesses, or very small businesses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 5 and 84 of the Registration Statement. The Company supplementally advises the Staff that the ACV across its enterprise customers ranges from several hundred dollars for customers that are early are early in adoption of the DocuSign platform to high single-digit millions of dollars for customers that have achieved broader implementation of DocuSign’s solution. Because of this broad range of adoption in this customer group, the Company used the median ACV of its top 100 global customers in calculating its TAM, which the Company believes is representative of customers that have achieved broader implementation of the Company’s platform across their organizations (many of whom began with limited initial implementation) and is therefore more representative of the market opportunity.

2.	We note your response to prior comment 2 regarding the calculation of the $36 in incremental value generated per transaction when customers deploy DocuSign. Please include the substance of your response in your registration statement. Please also identify the author of your 2015 commissioned report as Intellicap and provide a consent pursuant to Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 82 and 83 of the Registration Statement.

The Company supplementally advises the Staff and respectfully submits that the independent third parties referenced in the Registration Statement are not “experts” within the meaning of Rule 436 of the Securities Act and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third parties referenced here are IntelliCap, a consultancy firm in the software, services and technology industry, Gartner Inc., a research and advisory firm, and Forrester Research, a research and advisory firm (together, the “Research Reports”).

These third parties primarily collect and aggregate survey and statistical data, and the related information contained in the Registration Statement reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that these companies are not amongst the enumerated professions under Section 7 of the Securities Act, nor are they within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that these companies are not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company respectfully advises the Staff that it has neither expressly identified these independent third parties as “experts” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of the independent third parties as “experts.” Accordingly, the Company believes that these independent third parties should not be considered “experts” within the meaning of U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the Company respectfully advises the Staff that the data was prepared by these independent third parties for the Company for customer marketing and research purposes, not as a report for purposes of the Registration Statement. The Research Reports were not intended as industry reports to be used in or incorporated into

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the Registration Statement, but rather to make an assessment of the e-signature marketplace. The Company uses this data primarily as part of its customer marketing and direct sales process. As such, the data provided by these independent third parties was not prepared specifically in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement.

As a result of the foregoing, the Company respectfully submits that the independent third parties referenced above do not need to provide a consent to be filed as an exhibit to the Registration Statement.

Industry and Market Data, page 45

3.	We note your response to prior comment 16 regarding your commissioned Forrester Research study completed in December 2014 and published in a report dated March 2015. Please clarify on pages 45 and 77 that these are the same document and that the report was commissioned. Further, please provide a consent from Forrester Research pursuant to Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 79 of the Registration Statement. The Company supplementally advises the Staff and respectfully submits that the independent third parties referenced in the Registration Statement are not “experts” as more fully described in our response to Comment 2 above and thus the Company does not need to provide a consent to file the Forrester Research report as an exhibit to the Registration Statement.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Free cash flow, page 56

4.	Please revise to include all three major categories of the statements of cash flows with your presentation of the non-GAAP measure of free cash flow. We refer you to Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 57 and 58 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 61

5.	We note your response to prior comment 10. Please revise to disclose that 85% of the ACV is attributable to enterprise and commercial customers with the remaining amount attributable to VSBs. This appears to be important information necessary to understanding your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 62 of the Registration Statement.

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Liquidity and Capital Resources, page 67

6.	We note your response to prior comment 14. Please revise your liquidity disclosures to address the tax liabilities that may arise upon the settlement of RSUs in connection with this offering and how you plan to settle such obligations. Appropriate disclosure in the liquidity section appears important considering that you anticipate spending substantial funds in connection with these tax liabilities and the manner in which you fund these expenditures may have an adverse effect on your financial condition. In addition, tell us your consideration of disclosing the estimated tax obligation associated with the RSUs outstanding for which the service condition has not been fully satisfied as of January 31, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 69 of the Registration Statement.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

7.	We note your response to prior comment 15. Please explain why the weighted-average exercise price per share of your stock options granted after January 31, 2017 is less than the weighted-average exercise price per share of your stock options granted during fiscal 2017. In addition, provide a list in chronological order of each RSU by date of grant, number of RSUs granted and its estimated fair value after January 31, 2017 through the date of your most recent filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the weighted average exercise price per share of our stock options granted after January 31, 2017, or fiscal 2018, is less than the weighted average exercise price per share of our stock options granted during fiscal 2017 because our common stock in fiscal 2018 was determined to have lower valuations than our fiscal 2017 valuations. The primary reasons for the lower valuation from fiscal 2017 to the start of fiscal 2018 was as follows:

•	the time to liquidity estimate was increased from 1.08 years on November 1, 2016 to 1.49 years on February 1, 2017 due to the probability of an exit event, such as an initial public offering. The valuation then increased progressively over the course of fiscal 2018 as the time to liquidity started to decrease again;

•	the change in industry trends, such as peer multiples; and

•	the prices at which our common stock was transacted between third parties, such as employees or existing investors and outside investors on an arm’s length basis. For example, transaction prices fell from approximately $18 to $20 per share in the first half of fiscal 2017 to approximately $15 to $16 towards the end of fiscal 2017 and throughout fiscal 2018.

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In order to aid the Staff’s review, we have set forth in the table below the RSUs granted by the Company since January 31, 2017 and related common stock valuations:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Third-Party Valuation Date		Estimated Fair Value per Share of RSU’s
3/13/2017	630,170	2/1/2017		$16.21
4/17/2017	828,100	2/1/2017		$16.21
4/17/2017	220,000	1/23/2017	**	$8.92	*
4/17/2017	220,000	1/23/2017	**	$6.40	*
6/14/2017	3,381,500	5/1/2017		$17.40
7/15/2017	418,400	5/1/2017		$17.40
9/14/2017	694,850	8/1/2017		$18.09
10/13/2017	484,900	8/1/2017		$18.09
12/22/2017	897,100	11/1/2017		$19.14
1/13/2018	405,000	11/1/2017		$19.14
3/15/2018	1,015,800	11/1/2017		$19.14
3/17/2018	20,898	11/1/2017		$19.14

*	Estimated fair value per share of common stock, as adjusted to reflect that certain performance RSUs have a different fair value per share. The fair value of these RSUs granted is lower than the Company’s common stock fair value due to these awards having both market and performance conditions required to be met prior to vesting which impact the overall valuation.
**	These awards were valued using a lattice model on the date of grant.

Business

Our Growth Strategy, page 82

8.	We note your response to prior comment 18 regarding your growth strategy of extending your solutions across the entire agreement process. Please revise to provide sufficient detail as to how you plan on supporting and implementing the “systems of agreement” for your customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 85 of the Registration Statement.

*    *    *

3175 HANOVER STREET PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

March 28, 2018

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Please contact me at (650) 843-5049 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen

cc:	Reginald D. Davis, DocuSign, Inc.

Yanira Wong, DocuSign, Inc.

David Peinsipp, Cooley LLP

Carlton Fleming, Cooley LLP

David R. Ambler, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

3175 HANOVER STREET PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM